Exhibit 12.1

Farmland Partners Inc. and Predecessor

Ratio of Earnings to Combined Fixed Charges and Preference Dividends

(Unaudited)

	The Company	The Predecessor
	Year Ended December 31, 2014(1)	Year Ended December 31, 2013	Year Ended December 31, 2012
	($ in thousands)

Income before taxes	$(671)	$34	$586

Plus:
Fixed charges	1,372	1,342	1,162

Earnings	$701	$1,376	$1,748

Interest expense	$1,372	$1,342	$1,162

Fixed charges	$1,372	$1,342	$1,162

Ratio of earnings to fixed charges	(2)	1.0	1.5

(1)         Includes financial information of the Predecessor for the period from January 1, 2014 until immediately prior to the completion of our initial public offering on April 16, 2014 and of the Company for the period thereafter.

(2)         For the year ended December 31, 2014, earnings were not sufficient to cover fixed charges by $671.